AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

05010436

August 10, 2005

SEC MAIL PROCESSING
RECEIVED
AUG 12 2005
WASH. D.C.
190
SECTION

SUPPL

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Attn: International Filing & Reporting Companies

Dear Sirs,

Please find enclosed a copy of the 2005 Second Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Robinson

Kathy Robinson
Assistant Secretary

Encl.

\kn

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

AUR RESOURCES INC.

REPORT TO SHAREHOLDERS – SECOND QUARTER 2005

AUR RESOURCES INC. REPORTS NET EARNINGS OF $36.5 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF $52.3 MILLION IN THE SECOND QUARTER OF 2005

(All dollar amounts are expressed in United States currency)

Second Quarter Highlights June 30, 2005

- Net earnings were $36.5 million or $0.38 (CDN$0.47) per share in the second quarter of 2005.
- Cash flow from operating activities was $52.3 million equal to $0.55 (CDN $0.68) per share in the second quarter of 2005.
- Cash and working capital increased to $276.9 million and $287.5 million, respectively, as at June 30, 2005.
- Aur's cash per share increased to CDN$3.57 as at June 30, 2005.
- Aur's share of copper production from the Louvicourt, Andacollo and Quebrada Blanca Mines was 61.1 million pounds in the second quarter of 2005.
- Aur realized $1.64 per pound of copper sold in the second quarter of 2005.
- Aur declared its regular dividend of CDN$0.05 per share payable on July 1, 2005 to shareholders of record on June 1, 2005.

Financial Highlights

Operating revenues were $109.6 million in the second quarter of 2005, compared to $70.0 million for the same period in 2004. Net earnings were $36.5 million, equal to $0.38 per share for the quarter, a 128% increase over net earnings of $16.0 million or $0.17 per share for the same quarter last year. Cash flow from operating activities was $52.3 million, equal to $0.55 (CDN$0.69) per share, compared to $34.1 million or $0.36 per share in the second quarter of 2004. Aur's consolidated cash position at June 30, 2005 increased by $48.3 million to $276.9 million from March 31, 2005, and working capital increased by $30.4 million to $287.5 million. Aur's consolidated cash exceeded its $125 million senior note debt by $151.9 million at June 30, 2005.

Operating revenues for the six month period ended June 30, 2005 were $206.1 million, approximately 30% higher than the $158.9 million in 2004. Net earnings were $69.7 million, equal to $0.73 (CDN$0.91) per share for the period, compared to $42.7 million or $0.45 per share, in 2004. Cash flow from operating activities was $96.1 million, equal to $1.01 (CDN$1.25) per share for the six months ended June 30, 2005, compared to $74.7 million or $0.79 per share in 2004. Aur's consolidated cash position at June 30, 2005 was $276.9 million,

Aur RESOURCES INC.

an increase of 34%, or $70.3 million, from December 31, 2004. Working capital at June 30, 2005 was $287.5 million, an increase of $65.9 million in 2005.

Aur's realized copper price, including cathode sales premiums, averaged $1.64 per pound and $1.63 per pound of copper sold in the second quarter and year to date, respectively, compared to the LME average price for the quarter of $1.54 per pound and $1.51 per pound for the year to date.

The following table presents a summary of, and changes between, Aur's Consolidated Statements of Operations for the periods ended June 30, 2005 and 2004.

	Three months ended June 30 ($000's)			Six months ended June 30 ($000's)		
	2005	2004	Change	**2005**	2004	Change
Mining revenues	**109,636**	70,031	39,605	**206,149**	158,857	47,292
Mining expenses	**(45,381)**	(31,642)	(13,739)	**(83,355)**	(68,556)	(14,799)
Depreciation & amortization	**(8,223)**	(9,252)	1,029	**(16,674)**	(19,215)	2,541
Mine closure & site restoration	**(715)**	(599)	(116)	**(1,501)**	(1,057)	(444)
Non-controlling interests	**(5,668)**	(3,301)	(2,367)	**(11,332)**	(8,234)	(3,098)
Operating earnings	**49,649**	25,237	24,412	**93,287**	61,795	31,492
Business development	**(1,369)**	(1,230)	(139)	**(2,641)**	(2,263)	(378)
Administration	**(1,620)**	(1,632)	12	**(3,783)**	(3,229)	(554)
Interest on long-term debt	**(2,109)**	(2,109)	-	**(4,218)**	(4,218)	-
Stock-based compensation	**(287)**	(97)	(190)	**(864)**	(187)	(677)
Taxes	**(8,628)**	(4,288)	(4,340)	**(15,960)**	(9,649)	(6,311)
Other	**850**	153	697	**3,925**	419	3,506
Net earnings	**36,486**	16,034	20,452	**69,746**	42,668	27,078
Basic earnings per share	**0.38**	0.17	0.21	**0.73**	0.45	0.28

Metal Production and Sales

Aur's share of metal production from the Louvicourt, Andacollo and Quebrada Blanca Mines in the second quarter of 2005 was 61.1 million pounds of copper, 4.2 million pounds of zinc, 75,000 ounces of silver and 2,100 ounces of gold, compared to 55.4 million pounds of copper, 4.2 million pounds of zinc, 55,000 ounces of silver and 1,900 ounces of gold in the second quarter of 2004. Aur's share of copper production was 2.7 million pounds higher than budgeted in the second quarter of 2005 due to significantly higher mill throughput at the Louvicourt Mine and higher mine production at higher grade at the Andacollo Mine. Aur's share of copper production was 5.7 million pounds higher than the second quarter of 2004 due to higher ore tonnage mined at a higher grade at all three mines.

Mining revenues were $109.6 million in the second quarter of 2005, a $39.6 million increase over the same period in 2004, primarily due to a $0.37 per pound higher realized copper price and higher copper sales at each of the mines. Copper sales were 11.5 million pounds higher in the second quarter of 2005 compared to the second quarter of 2004.

Minesite cash operating costs were $45.4 million in the second quarter of 2005, compared to $31.6 million in 2004. Aur's cash operating cost per pound of copper sold was $0.65 for the quarter, $0.10

per pound higher than in the second quarter of 2004. The higher unit operating costs resulted primarily from increased energy, acid, foreign exchange, labour and transportation costs.

Aur's share of metal production from the Louvicourt, Andacollo and Quebrada Blanca Mines in the six months ended June 30, 2005 was 121.8 million pounds of copper, 8.0 million pounds of zinc, 127,000 ounces of silver and 4,200 ounces of gold, compared to 118.0 million pounds of copper, 6.5 million pounds of zinc, 99,000 ounces of silver and 3,500 ounces of gold in 2004. Copper production to June 30, 2005 was 3.8 million pounds higher than in 2004 due to the factors noted above.

Mining revenues were $206.1 million for the year to date, an increase of 30% over the $158.9 million for the same period in 2004. Mining revenues were $47.3 million higher than in 2004 primarily due to a $0.31 per pound higher realized copper price and $2.5 million of additional by-product credits. Higher copper sales, due to higher production, resulted in $7.2 million more revenue, while the higher copper price generated $37.6 million more revenue in 2005, compared to 2004.

Minesite cash operating costs were $83.3 million to June 30, 2005, compared to $68.6 million in 2004. Aur's cash operating cost per pound of copper sold was $0.62 for the year to date, compared to $0.54 in 2004. The 5.4 million more pounds of copper sold to June 30, 2005 compared to the first half of 2004 resulted in $3.2 million of higher mining expenses while the higher operating costs per pound of copper sold resulted from $11.6 million of additional mining expenses.

The following tables present the calculation of cash operating costs per pound of copper sold, net of by-product credits, for the three months and six months ended June 30, 2005 and 2004. Aur, and the mining industry in general, utilize unit cost information to better understand costs and reporting period fluctuations. There are no industry standardized measures used in calculating unit cash costs and this data is intended only to provide information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

	Three months ended June 30, 2005		Three months ended June 30, 2004	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**45,381**	**0.71**	31,641	0.60
By-products credits included in mining revenues				
Zinc	**(2,434)**	**(0.04)**	(1,872)	(0.04)
Silver	**(546)**	**(0.01)**	(316)	(0.01)
Gold	**(896)**	**(0.01)**	(721)	(0.01)
Net cash operating costs	**41,505**	**0.65**	28,732	0.54
Copper sold (000's lbs.)	**64,343**		52,841	

Aur RESOURCES INC.

	Six months ended June 30, 2005		Six months ended June 30, 2004	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**83,355**	**0.68**	68,556	0.59
By-products credits included in mining revenues				
Zinc	**(4,928)**	**(0.04)**	(3,070)	(0.03)
Silver	**(896)**	**(0.01)**	(619)	(0.00)
Gold	**(1,780)**	**(0.01)**	(1,374)	(0.01)
Net cash operating costs	**75,751**	**0.62**	63,493	0.55
Copper sold (000's lbs.)	**121,731**		116,300	

The following table presents a summary of, and changes between, mine operating earnings [(1)] for the periods ended June 30, 2005 and 2004.

	Three months ended June 30 ($000's)			Six months ended June 30 ($000's)		
	2005	2004	Change	**2005**	2004	Change
Louvicourt	**6,646**	3,550	3,096	**13,292**	10,249	3,043
Andacollo	**12,371**	6,892	5,479	**24,870**	18,340	6,530
Quebrada Blanca	**45,238**	27,948	17,290	**84,632**	61,713	22,919
	64,255	38,390	25,865	**122,794**	90,302	32,492

(1) Mine operating earnings equals mining operating revenues less mining operating expenses.

Cash flow from mine operating activities was $55.2 million in the second quarter of 2005 and $108.4 million for the year to date, compared to $37.0 million and $84.3 million, respectively, for the same periods last year.

Louvicourt Mine

The Louvicourt Mine operating performance was exceptional in the first half of 2005. After almost 11 years of production, the last 3,000 tonnes of ore was processed through the mill on July 12, 2005 and the Louvicourt Mine ceased operation. Production was 51,633 tonnes of ore in July and decommissioning and reclamation work is now in progress. Working capital at June 30, 2005 was $10,465, the majority of which is expected to be realized during the remainder of 2005.

The Louvicourt Mine produced 20.1 million pounds of copper and 14.0 million pounds of zinc from 386,401 tonnes of ore milled during the second quarter of 2005, compared to 14.9 million pounds of copper and 13.9 million pounds of zinc from 297,645 tonnes of ore milled in 2004. Copper production was 3.2 million pounds higher and zinc production was 1.4 million pounds higher than in the first quarter of 2005 due to higher copper grades and better zinc recoveries. Copper and zinc production were 6.4 million pounds and 3.6 million pounds higher, respectively than budgeted in the second quarter due principally to 41% higher mill throughput.

Aur's share of Louvicourt's revenues was $13.6 million in the second quarter of 2005, compared to $7.7 million in 2004. The higher revenue was principally due to higher metal prices and higher copper production and sales. Cash operating costs of $0.51 per pound of copper sold for the quarter, net of by-product credits, were $0.04 per pound higher than budgeted and $0.23 per pound higher than in the corresponding period in 2004 due to the negative impact of a strong Canadian

dollar versus the United States dollar, higher copper sales and higher smelting and refining costs in the second quarter which included a $1.1 million adjustment for the first quarter of 2005 resulting from the finalization in the second quarter of the terms for 2005. Aur's cash flow from Louvicourt's operating activities was $4.4 million in the second quarter of 2005 compared to $4.2 million in 2004. There were no expenditures on property, plant and equipment in the second quarter of this year or last year.

Louvicourt produced 36.9 million pounds of copper and 26.7 million pounds of zinc from 768,854 tonnes of ore milled during the six months ended June 30, 2005, compared to 37.4 million pounds of copper and 21.5 million pounds of zinc from 602,819 tonnes of ore milled during the first half of 2004. Mill throughput was 225,854 tonnes higher than budgeted and copper and zinc production were 7.8 million pounds and 7.2 million pounds, respectively, higher than budget for the year to date. Aur's share of Louvicourt's revenues was $25.5 million for the year to date, compared to $20.0 million for the same period in 2004. The higher revenue was principally due to higher metal prices, and higher zinc sales. Cash operating costs of $0.40 per pound of copper sold, net of by-product credits, were $0.02 per pound lower than in 2004 due to higher by-product credits offset by somewhat higher operating costs. Aur's 30% of the cash flow from operating activities was $9.6 million in the first six months of 2005, compared to $6.9 million in 2004.

Andacollo Mine

The Andacollo Mine produced 12.3 million pounds of LME registered Grade A cathode copper during the second quarter of 2005, 0.6 million pounds less than in the first quarter of 2005 and 2.1 million more than the second quarter of 2004. Production was 1.0 million pounds higher than budgeted. A total of 4.6 million tonnes of rock, of which 1.1 million tonnes was ore, was mined at a strip ratio of 3.3:1. A total of 3.3 million tonnes of rock, of which 0.8 million tonnes was ore, was mined at a strip ratio of 3.4:1 in the fourth quarter of 2004.

Andacollo's revenues of $20.1 million, generated from the sale of 12.2 million pounds of copper in the second quarter of 2005, were $8.4 million higher than the revenues of $11.7 million in the second quarter of 2004 as a result of higher copper prices and sales. Revenues were $6.0 million higher than budget as a result of higher copper prices and 0.9 million more pounds of copper sold. Cash operating costs were $1.2 million higher than budget at $7.7 million and were $3.0 million higher than for the same period in 2004 principally due to the higher tonnage mined, and higher energy and labour costs and the negative impact of a strong Chilean peso versus the United States dollar. The cash operating costs in the second quarter of 2005 were $0.63 per pound of copper sold, $0.05 per pound higher than budgeted and $0.12 per pound higher than in 2004. Cash flow from operating activities was $13.5 million in the second quarter of 2005, compared to $5.9 million in 2004. Expenditures on property, plant and equipment were $0.8 million in the second quarter compared to $0.6 million in 2004.

Andacollo produced 25.2 million pounds of LME registered Grade A cathode copper during the six months ended June 30, 2005, 2.6 million pounds more than budgeted and 2.3 million pounds more than in 2004. A total of 9.4 million tonnes of rock, of which 2.1 million tonnes was ore, was mined at a strip ratio of 3.4:1. A total of 7.6 million tonnes of rock, of which 1.7 million tonnes was ore, was mined at a strip ratio of 3.4:1 in 2004.

Andacollo's revenues of $40.9 million, generated from the sale of 25.0 million pounds of copper in the first half of 2005, were $11.5 million higher than the revenues of $29.4 million in 2004 and $12.4 million higher than budgeted, primarily as a result of higher copper prices and copper sales. Cash operating costs were $16.0 million, $2.2 million higher than budgeted, as a result of more pounds of copper sold and higher energy and labour costs. Cash operating costs were $4.9 million more than in the first six months of 2004. The cash operating costs for the year to date were $0.64 per pound of copper sold, $0.03 per pound higher than budget, and $0.14 per pound higher than in 2004. The

higher costs were for the reasons mentioned above. Cash flow from operating activities was $25.8 million in the year to date, compared to $16.4 million in 2004. Expenditures on property, plant and equipment were $1.1 million for the year to date, compared to $1.9 million in 2004.

The evaluation of establishing a dump leach facility at Andacollo to process lower grade copper ore and thereby extend the heap leach mining into 2010 is expected to be completed in the third quarter of 2005 and the bankable feasibility study for the large hypogene copper deposit, expected to be completed by March 2006, is also in progress.

The Andacollo Mine is now expected to produce 50 million pounds of copper at a cash operating cost of $0.64 per pound of copper sold in 2005. At an average copper price of $1.50 per pound in the second half of 2005, operating cash flow is forecast at approximately $50 million.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 42.8 million pounds of LME registered Grade A cathode copper in the second quarter of 2005, essentially as budgeted, compared to 42.7 million pounds in the first quarter of 2005 and 40.7 million pounds in the second quarter of 2004. A total of 9.4 million tonnes of rock, of which 1.9 million tonnes was heap leach ore and 3.8 million tonnes was dump leach ore, was mined at a strip ratio of 0.7:1 in the second quarter of 2005, compared to 8.6 million tonnes of rock, of which 1.7 million tonnes was heap leach ore and 1.4 million tonnes was dump leach ore, and a strip ratio of 1.8:1 for the second quarter 2004.

Quebrada Blanca's revenues, generated from the sale of 46.1 million pounds of copper, were $76.0 million in the second quarter of 2005, compared to $50.6 million generated from the sale of 39.1 million pounds of copper in 2004. The $25.4 million increase in revenues was due to a $0.35 per pound higher realized copper price and higher sales volumes. Cash operating costs of $30.7 million were $8.0 million higher than in the same period in 2004. Cash operating costs were $0.67 per pound of copper sold, $0.07 per pound higher than budgeted and $0.09 per pound higher than in the second quarter of 2004 as a result of higher energy, acid, labour and transportation costs and the negative impact of the strong Chilean peso versus the United States dollar. Cash flow from operating activities was $37.3 million in the second quarter of 2005 compared to $26.9 million in 2004. Expenditures on property, plant and equipment were $0.2 million in the second quarter, compared to $0.6 million in 2004.

Quebrada Blanca produced 85.5 million pounds of LME registered Grade A copper in the six months ended June 30, 2005, 2.8 million pounds less than budgeted, compared to 83.9 million pounds produced in 2004. A total of 18.5 million tonnes of rock, of which 3.7 million tonnes was heap leach ore and 6.3 million tonnes was dump leach ore, was mined at a strip ratio of 0.8:1 to June 30, 2005. A total of 16.6 million tonnes of rock, of which 3.4 million tonnes was heap leach ore and 3.0 million tonnes was dump leach ore, was mined at a strip ratio of 1.6:1 in 2004.

Quebrada Blanca's revenues, generated from the sale of 85.6 million pounds of copper, were $139.8 million in the six months ended June 30, 2005, compared to $109.4 million generated from the sale of 83.0 million pounds of copper in 2004. The $30.4 million increase is due to higher realized copper prices and higher sales volumes. Operating revenues were $29.3 million higher than budget. Cash operating costs were $4.2 million higher than budgeted at $55.2 million, and $7.5 million higher than in 2004. Cash operating costs were $0.64 per pound of copper sold in the first six months of 2005, $0.06 per pound higher than last year. The higher costs were for the reasons mentioned above. Cash flow from operating activities in the first half of 2005 was $72.9 million, compared to $61.0 million in 2004. Expenditures on property, plant and equipment were $0.3 million compared to $0.7 million in 2004.

Aur RESOURCES INC.

The Quebrada Blanca Mine is expected to produce 176 million pounds of copper at a cash operating cost of $0.64 per pound of copper sold in 2005. At an average copper price of $1.50 per pound in the second half of the year, operating cash flow is expected to be approximately $158 million.

Development Projects

Duck Pond - Newfoundland

Development of the Duck Pond copper-zinc deposit for production beginning in the fourth quarter of 2006 was active in the second quarter. Expenditures of $2.7 million were incurred as detailed engineering, site clearing and power line construction progressed. The portal and over 100 metres of ramp was completed and equipment procurement advanced as scheduled. The second half of 2005 will be highly active as mill construction, ramp development and related minesite infrastructure are fully activated. Expenditures for the full year are budgeted to be CDN$51.7 million with the balance of the CDN$92 million capital investment to be incurred in 2006.

Other Financial Information

Business Development

Aur's exploration and acquisition programs were active in the second quarter of 2005. Exploration targets on three copper projects in Chile were refined and drilling is expected to be carried out in the second half of this year. At the La Verde copper discovery in Mexico, exploration was disrupted by local residents and resulted in the suspension of the drilling program. Progress toward a resolution of this situation has been made and drilling resumed in late July. Results of this phase of the drilling program are expected to be reported in early October.

Aur's acquisition program in Eastern Europe, CIS countries and Africa was initiated in the second quarter of 2005. Mr. Nigel Walls, a mining engineer with over 22 years of experience in these jurisdictions, will assume responsibility for this program beginning in September from Aur's new office in London, England.

Administration

Administration expenses were as budgeted at $1.6 million and $3.8 million in the second quarter and in the year to date, respectively, compared to $1.6 million and $3.2 million, respectively, in 2004. These expenses are expected to be $6.6 million for the year.

Depreciation and amortization

Depreciation and amortization expenses were $8.2 million and $16.7 million in the second quarter and in the year to date, respectively, compared to $9.3 million and $19.2 million, respectively, in 2004. These expenses are expected to be $33 million for the year.

Mine closure and site restoration

Non-cash mine closure and site-restoration expenses were $0.7 million and $1.5 million in the second quarter and in the year to date, respectively, compared to $0.6 million and $1.1 million, respectively, in 2004. These expenses are expected to be $2.6 million for the year, of which $0.8 million will be cash expenditures at the Louvicourt Mine which closed on July 12, 2005.

Interest on long-term debt

Interest expense on Aur's $125 million senior notes debt was as budgeted at $2.1 million and $4.2 million in the second quarter and in the year to date, respectively, in both 2005 and 2004, and will be $8.4 million for the year.

Stock-based compensation

Stock-based compensation expense was $0.3 million and $0.9 million in the second quarter and in the year to date, respectively, compared to $0.1 million and $0.2 million, respectively, in 2004. Based upon options granted during the period January 1, 2003 to June 30, 2005, stock-based compensation expense for the year will total $1.6 million in 2005 for the options granted during the period January 1, 2003 to June 30, 2005.

Other expenses (revenues)

Other expenses (revenues) were a net revenue of $0.9 million and 3.9 million in the second quarter and in the year to date, respectively, compared to $0.2 million and $0.4 million, respectively, in 2004. Net revenues in the second quarter were primarily due to interest income of $2.1 million, a gain on the sale of marketable securities of $0.7 million, partially offset by a $1.0 million copper price participation amount expected to be payable to ENAMI by Quebrada Blanca, and interest and financing costs of $0.7 million. For the year to date, net revenues consisted primarily of interest income of $3.6 million and a gain on the sale of marketable securities of $1.8 million. Other expenses (revenues) are forecast to be a net revenue of $5.5 million for the year, primarily due to interest income earned on Aur's substantial cash balances, offset by an expected copper price participation expense, payable to ENAMI, of $2.0 million.

Provision for income and resource taxes

Provision for taxes was $8.6 million in the second quarter and $16.0 million for the year to date, respectively, compared to $4.2 million and $9.6 million, respectively, in 2004. Year to date cash taxes totalled $12.5 million, of which $10.8 million related to Quebrada Blanca and $1.7 million related to Quebec mining duties on Aur's share of Louvicourt's income, while non-cash future taxes totalled $2.5 million. Cash taxes totalled $6.1 million in the first half of 2004. The higher tax expense in 2005 is a result of higher earnings. At an LME average copper price of $1.50 per pound for the balance of 2005, the provision for taxes is expected to be $25.0 million for cash taxes and $4.0 million for future taxes in 2005.

Non-controlling interests

Non-controlling interests expense, related to the non-controlling interests of Aur's partners in the Andacollo and Quebrada Blanca Mines, was $5.7 million and $11.3 million in the second quarter and in the year to date, respectively, compared to $3.3 million and $8.2 million, respectively, in 2004. Cash payments to non-controlling interests totalled $3.6 million for the year to date, compared to $8.0 million for the same period in 2004.

RESOURCES INC.

The debt obligations of both Andacollo and Quebrada Blanca were fully repaid in the second quarter of 2005 following which Aur no longer had preferential rights with respect to cash flow from these mines, its entitlement thereafter being the right to receive 76.5% and 63% of Quebrada Blanca's and Andacollo's future cash distributions, respectively. As at June 30, 2005, the entitlement of the non-controlling interests to cash distributions was $14.1 million.

Working capital

Working capital increased $30.4 million during the second quarter to $287.5 million at June 30, 2005, primarily due to increased cash balances resulting from operating activities.

Property, plant and equipment

Investments in property, plant and equipment totalled $15.6 million in the first half of 2005, compared to $3.1 million in 2004. These investments included a $10.0 million accrual for the expected copper price participation amount payable to Teck Cominco in January 2006 for 2005, relating to the 2000 purchase of Quebrada Blanca, $4.2 million invested at Duck Pond, $1.1 million invested at Andacollo and $0.3 million invested at Quebrada Blanca. Aur anticipates that, in addition to the $10 million accrued copper price participation, expenditures on property, plant and equipment in 2005 will be $38.3 million at Duck Pond, $2.2 million at Quebrada Blanca and $5.8 million at Andacollo.

2005 Forecast

Aur has used an average copper price of $1.50 per pound in developing this 2005 outlook.

In 2005, Aur expects its share of the 266 million pounds of copper production from the Louvicourt, Andacollo and Quebrada Blanca Mines to total approximately 238 million pounds together with by-product zinc, silver and gold. Cash operating costs per pound of copper sold, net of by-product credits, are forecast to average $0.63 per pound in 2005 subject to fluctuations from quarter to quarter.

Revenue is forecast to be approximately $389 million, including by-product credits. Mine operating costs are expected to be $157 million. Operating profit, after business development, administration and senior notes interest costs, is expected to be approximately $207 million. Net earnings, after other expenses including depreciation and amortization, non-cash mine closure expenses, income tax provision and non-controlling interests totalling $94 million, are forecast at approximately $113 million, equal to $1.19 or CDN$1.49 per share.

Cash flow from operating activities is forecast to be approximately $209 million. Cash expenditures associated with financing activities are expected to total $16 million and are comprised of $11 million for dividends, $4 million for capital leases and $4 million to non-controlling interests, offset by proceeds of $3 million, primarily from common share issuances. Cash expenditures on investing activities are expected to total $53 million in 2005, comprised of $38 million at Duck Pond, $8 million at the mines and $10 million to Teck Cominco for the 2004 copper price participation offset by $3.0 million of other proceeds on sale of marketable securities and disposal of property, plant and equipment. Aur's consolidated cash balance at December 31, 2005 is forecast to be $347 million, of which Aur's entitlement is $302 million.

Aur RESOURCES INC.

Aur's sensitivity to copper price is such that a $0.10 per pound increase or decrease in the price of copper from $1.50 per pound for the remainder of the year would change, in the second half of 2005, revenues by approximately $11 million, net earnings by $8 million and cash flow from operating activities by $10 million.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2004 Annual Report and/or in Aur's Annual Information Form dated March 31, 2005 and filed with Canadian securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2005 and include among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual Consolidated Financial Statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

AUR RESOURCES INC.

PRODUCTION STATISTICS
Three months ended June 30

2005	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	386,401	1,016,456	1,875,392	n/a
Grade				
Copper (%)	2.45	0.86	1.30	n/a
Soluble copper (%)	n/a	0.75	1.13	n/a
Zinc (%)	1.79	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	1.04	-	-	n/a
Copper (pounds)				
Produced	6,022,000	12,317,000	42,777,000	61,116,000
Sold	6,022,000	12,181,000	46,141,000	64,344,000
Less: non-controlling interests	-	(3,654,300)	(4,614,100)	(8,268,400)
Net to Aur	6,022,000	8,526,700	41,526,900	56,075,600
Inventory	-	750,000	2,392,000	3,142,000
Other metals produced and sold				
Zinc (pounds)	4,214,000	-	-	4,214,000
Gold (ounces)	2,100	-	-	2,100
Silver (ounces)	75,000	-	-	75,000
Cost per pound of copper sold	0.51	0.63	0.67	0.65

2004	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	297,645	702,734	1,674,121	n/a
Grade				
Copper (%)	2.38	0.69	1.21	n/a
Soluble copper (%)	n/a	0.59	1.06	n/a
Zinc (%)	2.44	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	1.08	-	-	n/a
Copper (pounds)				
Produced	4,481,000	10,197,000	40,728,000	55,406,000
Sold	4,481,000	9,281,000	39,079,000	52,841,000
Less: non-controlling interests	-	(2,785,000)	(3,907,000)	(6,692,000)
Net to Aur	4,481,000	6,496,000	35,172,000	46,149,000
Inventory	-	1,493,000	3,706,000	5,199,000
Other metals produced and sold				
Zinc (pounds)	4,184,000	-	-	4,184,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	55,000	-	-	55,000
Cost per pound of copper sold	$0.28	$0.51	$0.58	$0.54

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 3,751,322 tonnes (2004– 1,412,112 tonnes) of dump leach ore.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Six months ended June 30

2005	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	768,854	2,083,463	3,667,709	n/a
Grade				
Copper (%)	2.28	0.83	1.31	n/a
Soluble copper (%)	n/a	0.71	1.16	n/a
Zinc (%)	1.78	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.92	-	-	n/a
Copper (pounds)				
Produced	11,082,000	25,229,000	85,455,000	121,766,000
Sold	11,082,000	25,035,000	85,615,000	121,732,000
Less: non-controlling interests	-	(7,510,500)	(8,561,500)	(16,072,000)
Net to Aur	11,082,000	17,524,500	77,053,500	105,660,000
Inventory	-	750,000	2,392,000	3,142,000
Other metals produced and sold				
Zinc (pounds)	8,017,000	-	-	8,017,000
Gold (ounces)	4,200	-	-	4,200
Silver (ounces)	127,000	-	-	127,000
Cost per pound of copper sold	0.40	0.64	0.64	0.62

2004	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	602,819	1,697,193	3,420,007	n/a
Grade				
Copper (%)	2.92	0.78	1.24	n/a
Soluble copper (%)	n/a	0.68	1.08	n/a
Zinc (%)	1.91	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.89	-	-	n/a
Copper (pounds)				
Produced	11,229,000	22,907,000	83,855,000	117,991,000
Sold	11,229,000	22,116,000	82,955,000	116,300,000
Less: non-controlling interests	-	(6,635,000)	(8,295,000)	(14,930,000)
Net to Aur	11,229,000	15,481,000	74,660,000	101,370,000
Inventory	-	1,493,000	3,706,000	5,199,000
Other metals produced and sold				
Zinc (pounds)	6,454,000	-	-	6,454,000
Gold (ounces)	3,500	-	-	3,500
Silver (ounces)	99,000	-	-	99,000
Cost per pound of copper sold	$0.42	$0.50	$0.58	$0.55

Notes:
1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 6,345,374 tonnes (2004–3,017,239 tonnes) of dump leach ore.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

AUR RESOURCES INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS

June 30, 2005

(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors.

Aur RESOURCES INC.

Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Mining revenues	**109,636**	70,031	**206,149**	158,857
Expenses				
Mining	**45,381**	31,641	**83,355**	68,555
Business development	**1,369**	1,230	**2,641**	2,263
Administration	**1,620**	1,633	**3,783**	3,230
Depreciation and amortization	**8,223**	9,252	**16,674**	19,215
Mine closure and site restoration	**715**	599	**1,501**	1,057
Interest on long-term debt	**2,109**	2,109	**4,218**	4,218
Stock-based compensation	**287**	97	**864**	187
Other expenses (revenues) (note 7)	**(850)**	(153)	**(3,925)**	(419)
	58,854	46,408	**109,111**	98,306
Earnings before taxes and non-controlling interests	**50,782**	23,623	**97,038**	60,551
Income and resource taxes	**(8,628)**	(4,288)	**(15,960)**	(9,649)
Earnings before non-controlling interests	**42,154**	19,335	**81,078**	50,902
Non-controlling interests	**(5,668)**	(3,301)	**(11,332)**	(8,234)
Net earnings for the period	**36,486**	16,034	**69,746**	42,668
Basic and diluted earnings per share (note 6(b))	**0.38**	0.17	**0.73**	0.45

Consolidated Statements of Retained Earnings

(in thousands of United States dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Retained earnings – beginning of period	**161,906**	66,301	**128,646**	39,667
Net earnings for the period	**36,486**	16,034	**69,746**	42,668
Dividends on common shares	**(3,817)**	-	**(3,817)**	-
Retained earnings – end of period	**194,575**	82,335	**194,575**	82,335

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Segmented Information on Operations for the three months ended June 30
(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Mining revenues	13,557	20,093	75,986	-	**109,636**
Expenses					
Mining	6,911	7,722	30,748	-	**45,381**
Business development	-	-	-	1,369	**1,369**
Administration	-	-	-	1,620	**1,620**
Depreciation and amortization	178	2,104	5,977	(36)	**8,223**
Mine closure and site restoration	110	93	512	-	**715**
Interest on long-term debt	-	-	-	2,109	**2,109**
Stock-based compensation	-	-	-	287	**287**
Other expenses (revenues)	(182)	474	888	(2,030)	**(850)**
	7,017	10,393	38,125	3,319	**58,854**
Earnings (loss) before taxes	6,540	9,700	37,861	(3,319)	**50,782**
Income and resource taxes	(2,519)	(1,210)	(6,650)	1,751	**(8,628)**
Earnings (loss) before non-controlling interests	4,021	8,490	31,211	(1,568)	**42,154**
Non-controlling interests	-	(2,547)	(3,121)	-	**(5,668)**
Net earnings (loss)	4,021	5,943	28,090	(1,568)	**36,486**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	7,730	11,654	50,647	-	70,031
Expenses					
Mining	4,180	4,762	22,699	-	31,641
Business development	-	-	-	1,230	1,230
Administration	-	-	-	1,633	1,633
Depreciation and amortization	582	1,874	6,176	620	9,252
Mine closure and site restoration	36	53	510	-	599
Interest on long-term debt	-	-	-	2,109	2,109
Stock-based compensation	-	-	-	97	97
Other expenses (revenues)	(65)	(137)	(132)	181	(153)
	4,733	6,552	29,253	5,870	46,408
Earnings (loss) before taxes	2,997	5,102	21,394	(5,870)	23,623
Income and resource taxes	(1,742)	-	(3,687)	1,141	(4,288)
Earnings (loss) before non-controlling interests	1,255	5,102	17,707	(4,729)	19,335
Non-controlling interests	-	(1,530)	(1,771)	-	(3,301)
Net earnings (loss)	1,255	3,572	15,936	(4,729)	16,034

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Operations for the six months ended June 30
(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	25,456	40,887	139,806	-	**206,149**
Expenses					
Mining	12,164	16,017	55,174	-	**83,355**
Business development	-	-	-	2,641	**2,641**
Administration	-	-	-	3,783	**3,783**
Depreciation and amortization	766	4,546	11,289	73	**16,674**
Mine closure and site restoration	248	251	1,002	-	**1,501**
Interest on long-term debt	-	-	-	4,218	**4,218**
Stock-based compensation	-	-	-	864	**864**
Other expenses (revenues)	(177)	348	427	(4,523)	**(3,925)**
	13,001	21,162	67,892	7,056	**109,111**
Earnings (loss) before taxes	12,455	19,725	71,914	(7,056)	**97,038**
Income and resource taxes	(5,010)	(1,740)	(12,555)	3,345	**(15,960)**
Earnings (loss) before non-controlling interests	7,445	17,985	59,359	(3,711)	**81,078**
Non-controlling interests	-	(5,396)	(5,936)	-	**(11,332)**
Net earnings (loss)	7,445	12,589	53,423	(3,711)	**69,746**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	20,017	29,433	109,407	-	158,857
Expenses					
Mining	9,768	11,093	47,694	-	68,555
Business development	-	-	-	2,263	2,263
Administration	-	-	-	3,230	3,230
Depreciation and amortization	1,178	4,139	12,658	1,240	19,215
Mine closure and site restoration	80	170	807	-	1,057
Interest on long-term debt	-	-	-	4,218	4,218
Stock-based compensation	-	-	-	187	187
Other expenses (revenues)	(65)	(50)	(236)	(68)	(419)
	10,961	15,352	60,923	11,070	98,306
Earnings (loss) before taxes	9,056	14,081	48,484	(11,070)	60,551
Income and resource taxes	(3,901)	-	(8,387)	2,639	(9,649)
Earnings (loss) before non-controlling interests	5,155	14,081	40,097	(8,431)	50,902
Non-controlling interests	-	(4,224)	(4,010)	-	(8,234)
Net earnings (loss)	5,155	9,857	36,087	(8,431)	42,668

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at June 30 2005 (Unaudited) $	As at December 31 2004 $
Assets		
Current		
Cash	**276,854**	206,520
Receivables	**18,304**	14,242
Inventories and prepaid expenses (note 2)	**56,076**	52,750
	351,234	273,512
Property, plant and equipment	**272,308**	273,887
Future income and resource taxes	**3,766**	5,506
Long-term copper inventory and other (note 3)	**21,312**	21,748
	648,620	574,653
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**29,287**	28,290
Dividends payable	**3,884**	7,849
Copper price participations (note 4)	**10,988**	10,000
Current portion of non-controlling interests	**14,136**	-
Current portion of obligation under capital leases	**3,436**	3,847
Current portion of mine closure and site restoration	**2,013**	1,946
	63,744	51,932
Senior notes (note 5)	**125,000**	125,000
Obligation under capital leases	**7,365**	8,952
Obligation on properties purchased	**227**	227
Future income and resource taxes	**21,182**	19,396
Mine closure and site restoration	**23,385**	23,025
Non-controlling interests	**28,818**	35,258
	205,977	211,858
	269,721	263,790
Contingency (note 10)		
Shareholders' equity		
Share capital (note 6)	**179,962**	178,269
Contributed surplus – stock-based compensation	**1,571**	707
Cumulative translation adjustment	**2,791**	3,241
Retained earnings	**194,575**	128,646
	378,899	310,863
	648,620	574,653

See accompanying notes to interim consolidated financial statements.

RESOURCES INC.

Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

June 30, 2005 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Assets					
Current					
Cash	1,004	12,920	70,155	192,775	**276,854**
Receivables	12,520	1,543	3,785	456	**18,304**
Inventories and prepaid expenses	131	10,388	45,119	438	**56,076**
	13,655	24,851	119,059	193,669	**351,234**
Property, plant and equipment	540	29,809	229,379	12,580	**272,308**
Future income and resource taxes	-	379	-	3,387	**3,766**
Long-term copper inventory and other	-	-	20,116	1,196	**21,312**
	14,195	55,039	368,554	210,832	**648,620**
Liabilities					
Current					
Accounts payable and accrued liabilities	1,177	2,981	21,403	3,726	**29,287**
Dividends payable	-	-	-	3,884	**3,884**
Copper price participations	-	-	988	10,000	**10,988**
Current portion of non-controlling interests	-	-	14,136	-	**14,136**
Current portion of obligation under capital leases	-	187	3,249	-	**3,436**
Current portion of mine closure and site restoration	2,013	-	-	-	**2,013**
	3,190	3,168	39,776	17,610	**63,744**
Senior notes	-	-	-	125,000	**125,000**
Obligation under capital leases	-	-	7,365	-	**7,365**
Obligation on properties purchased	-	-	-	227	**227**
Future income and resource taxes	-	-	21,182	-	**21,182**
Mine closure and site restoration	1,102	4,514	17,066	703	**23,385**
Non-controlling interests	-	15,587	13,231	-	**28,818**
	4,292	23,269	98,620	143,540	**269,721**

December 31, 2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	461	981	10,988	194,090	206,520
Receivables	10,804	1,116	1,837	485	14,242
Inventories and prepaid expenses	401	11,716	40,411	222	52,750
	11,666	13,813	53,236	194,797	273,512
Property, plant and equipment	1,427	33,433	230,607	8,420	273,887
Future income and resource taxes	-	2,119	-	3,387	5,506
Long-term copper inventory and other	-	-	20,426	1,322	21,748
	13,093	49,365	304,269	207,926	574,653
Liabilities					
Current					
Accounts payable and accrued liabilities	1,629	2,567	16,264	7,830	28,290
Dividends payable	-	-	-	7,849	7,849
Copper price participation	-	-	-	10,000	10,000
Current portion of obligation under capital leases	-	368	3,479	-	3,847
Current portion of mine closure and site restoration	1,946	-	-	-	1,946
	3,575	2,935	19,743	25,679	51,932
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	-	8,952	-	8,952
Obligation on properties purchased	-	-	-	227	227
Future income and resource taxes	-	-	19,396	-	19,396
Mine closure and site restoration	1,141	4,424	16,743	717	23,025
Non-controlling interests	-	13,827	21,431	-	35,258
	4,716	21,186	86,265	151,623	263,790

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Operating activities				
Net earnings for the period	**36,486**	16,034	**69,746**	42,668
Non-cash items -				
Depreciation and amortization	**8,223**	9,252	**16,674**	19,215
Future income and resource taxes	**1,730**	3,676	**3,525**	8,365
Mine closure and site restoration	**553**	599	**1,339**	1,057
(Gain) on sale of marketable securities	**(669)**	-	**(1,804)**	-
(Gain) loss on disposal of property, plant and equipment	**(129)**	13	**(145)**	(19)
Interest on obligation on property purchased	**9**	187	**18**	374
Stock-based compensation	**287**	97	**864**	187
Copper price participation	**988**	-	**988**	-
Non-controlling interests	**5,668**	3,301	**11,332**	8,234
	53,146	33,159	**102,537**	80,081
Net change in non-cash working capital items (note 8)	**(807)**	971	**(6,391)**	(5,414)
	52,339	34,130	**96,146**	74,667
Financing activities				
Dividends on common shares	**-**	-	**(7,956)**	-
Repayments of capital leases	**(989)**	(1,889)	**(1,976)**	(2,754)
Payments of non-controlling interests	**(350)**	(5,263)	**(3,589)**	(8,017)
Common shares issued	**203**	263	**1,693**	823
Foreign exchange and other	**(380)**	(280)	**(755)**	(783)
	(1,516)	(7,169)	**(12,583)**	(10,731)
Investing activities				
Payment of copper price participation	**-**	-	**(10,000)**	-
Property, plant and equipment	**(1,096)**	(1,301)	**(1,448)**	(2,640)
Mineral property development	**(2,681)**	(165)	**(4,158)**	(420)
Principal payment on property purchased	**-**	(2,250)	**-**	(2,250)
Proceeds on sale of marketable securities	**1,078**	-	**2,213**	-
Proceeds on disposal of property, plant and equipment	**146**	(9)	**164**	62
	(2,553)	(3,725)	**(13,229)**	(5,248)
Increase in cash for the period	**48,270**	23,236	**70,334**	58,688
Cash – beginning of period	**228,584**	110,765	**206,520**	75,313
Cash – end of period	**276,854**	134,001	**276,854**	134,001

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the three months ended June 30
(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	4,021	5,943	28,090	(1,568)	**36,486**
Non-cash items	1,697	5,954	11,119	(2,110)	**16,660**
	5,718	11,897	39,209	(3,678)	**53,146**
Net change in non-cash working capital items	(1,275)	1,625	(1,946)	789	**(807)**
	4,443	13,522	37,263	(2,889)	**52,339**
Financing activities					
Repayments of capital leases	-	(180)	(809)	-	**(989)**
Payments of non-controlling interests	-	(350)	-	-	**(350)**
Common shares issued	-	-	-	203	**203**
Foreign exchange and other	(53)	30	(123)	(234)	**(380)**
	(53)	(500)	(932)	(31)	**(1,516)**
Investing activities					
Property, plant and equipment	-	(771)	(230)	(95)	**(1,096)**
Mineral property development	-	-	-	(2,681)	**(2,681)**
Other	145	-	-	1,079	**1,224**
	145	(771)	(230)	(1,697)	**(2,553)**
Intersegment distributions to corporate	(3,636)	(1,539)	(11,261)	16,436	**-**
Increase in cash for the period	899	10,712	24,840	11,819	**48,270**
Cash – beginning of period	105	2,208	45,315	180,956	**228,584**
Cash – end of period	1,004	12,920	70,155	192,775	**276,854**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,255	3,572	15,936	(4,729)	16,034
Non-cash items	1,780	3,450	12,162	(267)	17,125
	3,035	7,022	28,098	(4,996)	33,159
Net change in non-cash working capital items	1,135	(1,147)	(1,177)	2,160	971
	4,170	5,875	26,921	(2,836)	34,130
Financing activities					
Repayments of capital leases	-	(1,276)	(613)	-	(1,889)
Payments of non-controlling interests	-	(1,236)	(4,027)	-	(5,263)
Common shares issued	-	-	-	263	263
Foreign exchange and other	28	64	343	(715)	(280)
	28	(2,448)	(4,297)	(452)	(7,169)
Investing activities					
Property, plant and equipment	-	(623)	(635)	(43)	(1,301)
Mineral property development	-	-	-	(165)	(165)
Principal payment of property purchased	-	-	-	(2,250)	(2,250)
Proceeds on disposal of property, plant and equipment	14	-	(30)	7	(9)
	14	(623)	(665)	(2,451)	(3,725)
Intersegment distributions to corporate	(4,552)	(3,067)	(55,032)	62,651	-
Increase (decrease) in cash for the period	(340)	(263)	(33,073)	56,912	23,236
Cash – beginning of period	626	1,893	43,198	65,048	110,765
Cash – end of period	286	1,630	10,125	121,960	134,001

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the six months ended June 30

(in thousands of United States dollars)
(Unaudited)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	**$**
Operating activities					
Net earnings (loss)	7,445	12,589	53,423	(3,711)	**69,746**
Non-cash items	4,072	11,932	21,002	(4,215)	**32,791**
	11,517	24,521	74,425	(7,926)	**102,537**
Net change in non-cash working capital items	(1,899)	1,316	(1,517)	(4,291)	**(6,391)**
	9,618	25,837	72,908	(12,217)	**96,146**
Financing activities					
Dividends on common shares	-	-	-	(7,956)	**(7,956)**
Repayments of capital leases	-	(180)	(1,796)	-	**(1,976)**
Payments of non-controlling interests	-	(3,589)	-	-	**(3,589)**
Common shares issued	-	-	-	1,693	**1,693**
Foreign exchange and other	(31)	(86)	(342)	(296)	**(755)**
	(31)	(3,855)	(2,138)	(6,559)	**(12,583)**
Investing activities					
Payment of copper price participation	-	-	-	(10,000)	**(10,000)**
Property, plant and equipment	-	(1,063)	(277)	(108)	**(1,448)**
Mineral property development	-	-	-	(4,158)	**(4,158)**
Other	163	-	-	2,214	**2,377**
	163	(1,063)	(277)	(12,052)	**(13,229)**
Intersegment distributions to corporate	(9,207)	(8,980)	(11,326)	29,513	**-**
Increase (decrease) in cash for the period	543	11,939	59,167	(1,315)	**70,334**
Cash – beginning of period	461	981	10,988	194,090	**206,520**
Cash – end of period	1,004	12,920	70,155	192,775	**276,854**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	5,155	9,857	36,087	(8,431)	42,668
Non-cash items	3,943	8,526	25,838	(894)	37,413
	9,098	18,383	61,925	(9,325)	80,081
Net change in non-cash working capital items	(2,208)	(1,998)	(948)	(260)	(5,414)
	6,890	16,385	60,977	(9,585)	74,667
Financing activities					
Repayments of capital leases	-	(1,276)	(1,478)	-	(2,754)
Payments of non-controlling interests	-	(3,786)	(4,231)	-	(8,017)
Common shares issued	-	-	-	823	823
Foreign exchange and other	-	-	-	(783)	(783)
	-	(5,062)	(5,709)	40	(10,731)
Investing activities					
Property, plant and equipment	-	(1,928)	(662)	(50)	(2,640)
Mineral property development	-	-	-	(420)	(420)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Proceeds on disposal of property, plant and equipment	15	-	40	7	62
	15	(1,928)	(622)	(2,713)	(5,248)
Intersegment distributions to corporate	(6,922)	(8,970)	(55,449)	71,341	-
Increase (decrease) in cash for the period	(17)	425	(803)	59,083	58,688
Cash – beginning of period	303	1,205	10,928	62,877	75,313
Cash – end of period	286	1,630	10,125	121,960	134,001

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2005 and 2004
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2004. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2004.

2. Inventories and prepaid expenses

	June 30 2005	December 31 2004
	$	$
Cathode copper	**2,256**	2,183
In-process inventories	**41,188**	38,375
Mine supplies	**11,234**	10,488
Prepaid expenses	**1,398**	1,704
	56,076	52,750

The amount of depreciation and amortization capitalized to cathode copper and in-process inventories at June 30, 2005 and December 31, 2004 was $6,491 and $6,587, respectively. The depreciation and amortization in the carrying value of cathode copper and in-process inventories will be charged to the depreciation and amortization expense category of the statement of operations.

3. Long-term copper inventory and other

	June 30 2005	December 31 2004
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing cost	**1,196**	1,322
Other	**1,369**	1,679
	21,312	21,748

4. Copper price participations

Teck Cominco Limited ("Teck Cominco") is entitled to a payment of up to $10,000 per year (or after 2006 or the repayment of the senior notes, $2,500 quarteriy) to a maximum of $40,000, should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed $1.22 per pound at December 31, 2004, adjusted for United States inflation until December 31, 2012. Included in current liabilities at December 31, 2004 was $10,000 pertaining to this commitment as the actual average copper price per pound for 2004 of $1.30 exceeded the inflation adjusted copper price. The $10,000 was paid on January 7, 2005. Based upon the actual average copper price for the six months ended June 30, 2005 and the period end forward copper price for the balance of the year, the average copper price for 2005 is calculated to exceed the inflation adjusted copper price for 2005. Accordingly, an additional $10,000 liability to Teck Cominco has been accrued at June 30, 2005 with a corresponding increase in property, plant and equipment assets at Quebrada Blanca.

ENAMI is also entitled to receive, under the by-laws of Compañia Quebrada Blanca S.A., a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. Based upon the average realized copper price for the six months ended June 30, 2005 and the period end forward LME copper price plus premiums for the balance of the year, the average realized sales price is expected to exceed the inflation adjusted copper price for the year. Accordingly, a $1.0 million liability to ENAMI has been accrued at June 30, 2005, representing 50% of the 2005 obligation earned to date, with a corresponding increase in the line item entitled "Other expenses (revenues)" on the Consolidated Statements of Operations.

5. Senior notes

On March 10, 2003, Aur issued US$125,000 of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

6. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2005		2004	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**94,401**	**178,269**	94,108	177,160
Share purchase options exercised	**850**	**1,693**	147	823
Balance – end of period	**95,251**	**179,962**	94,255	177,983

(b) Earnings per common share

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings available to shareholders	**36,486**	16,034	**69,746**	42,668
Denominator (# 000's)				
Weighted average number of shares	**95,035**	94,104	**95,035**	94,104
Basic earnings per share	**0.38**	0.17	**0.73**	0.45

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
(ii) Diluted				
Numerator				
Income available to shareholders	**36,486**	16,034	**69,746**	42,668
Denominator (# 000's)				
Weighted average number of shares	**95,035**	94,104	**95,035**	94,104
Potential issuance of shares from purchase options	**717**	1,196	**717**	1,196
Potential incremental issuance from stock-based compensation	**368**	71	**368**	71
	96,120	95,371	**96,120**	95,371
Diluted earnings per share	**0.38**	0.17	**0.73**	0.45

(c) Stock-based compensation plans

At June 30, 2005, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Effective January 1, 2003, Aur adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since January 1, 2003 using the fair value method.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

- Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at June 30, 2005:

Outstanding				Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
1.96 to 2.55	280	7	2.09	275	2.08
3.30 to 3.91	704	31	3.58	511	3.62
4.10 to 5.90	431	40	5.34	238	5.04
6.11 to 7.06	1,586	54	6.50	557	6.47
	3,001			1,581	

The number of stock options outstanding at June 30, 2005 represents 3.2% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended June 30, 2005:

	Three months ended		Six months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000's	CDN$	# 000's	CDN$
Balance – beginning of period	2,866	5.05	2,465	3.55
Granted	210	7.01	1,385	6.52
Exercised	(75)	3.36	(849)	2.45
Balance – end of period	3,001		3,001	

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 1.6% (2004 – 0%), expected volatility of 42% (2004 – 44%), risk-free interest rate of 3.4% (2004 – 2.6%) and expected life of 24 months (2004 – 36 months).

Aur RESOURCES INC.

7. **Other expenses (revenues)**

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
	$	$	**$**	$
Interest on obligation under capital leases	**138**	163	**285**	390
Interest and other income	**(2,080)**	(494)	**(3,556)**	(1,124)
Interest and financing costs	**520**	272	**533**	459
Copper price participation	**988**	-	**988**	-
Foreign exchange	**283**	(337)	**(430)**	(509)
(Gain) on sale of marketable securities	**(669)**	-	**(1,804)**	-
(Gain) loss on disposal of property, plant and equipment	**(129)**	13	**(145)**	(19)
Miscellaneous	**99**	230	**204**	384
	(850)	(153)	**(3,925)**	(419)

8. **Supplementary cash flow information**

	Three months ended June 30		*Six months ended June 30*	
	2005	2004	**2005**	2004
	$	$	**$**	$
Net change in non-cash working capital:				
Receivables	**(1,263)**	**1,553**	**(4,062)**	**(1,913)**
Inventories and prepaid expenses	**(956)**	**(3,329)**	**(3,326)**	**(1,533)**
Accounts payable and accrued liabilities	**1,412**	**2,747**	**997**	**(1,968)**
	(807)	**971**	**(6,391)**	**(5,414)**
Other information:				
Interest paid	**-**	**-**	**4,219**	**4,219**
Income, resource and capital taxes paid	**6,908**	**1,698**	**11,125**	**1,918**

9. **Fair value of financial instruments**

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

10. **Contingency**

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fee payments claimed as expenses by CMQB totalling $3,805, thereby reducing by $3,805 of tax loss carryforwards that would otherwise be available to CMQB and reassessing CMQB for withholding taxes of $2,480, including interest and penalties, relating to the payment of the guarantee fees to Aur in 2003. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are correct and that the payment of the guarantee fees does not attract withholding taxes. Should CMQB ultimately be unsuccessful in overturning the reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of CMQB's expense of $2,480, including interest and penalties. At this time, the outcome of the resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.